Neuraxis, Inc.

11550 N. Meridian Street, Suite 325

Carmel, IN 46032

February 13, 2023

Cindy Polynice

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Neuraxis, Inc.
Amendment No.4 to Draft Registration Statement on Form S-1
Submitted February 13, 2023
File No. 333-269179

Dear Ms. Polynice:

By letter dated February 13, 2023, the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”) provided Neuraxis, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Registration Statement on Form S-1 (“Registration Statement”). The Company is filing Amendment No. 4 to its Registration Statement (“Amendment No. 4”) with the Commission today, and Amendment No. 4 reflects the Company’s responses to your comment on the Registration Statement.

For ease of review, we have set forth below the numbered comment from your letter followed by the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 4 and all references to page numbers in such response are to page numbers in Amendment No. 4.

Cover Page

1. Please revise the heading on your cover page which lists the securities to be registered to also list the shares of common stock issuable upon the exercise of the warrants. In this regard, we note your statements on page 8 that these underlying shares are also being registered pursuant to the registration statement.

Response: In response to your comment, we have revised the heading on our cover page to list the shares of common stock issuable upon the exercise of the warrants.

Thank you for your assistance in reviewing this filing.

Regards,

/s/ Brian Carrico
Mr. Brian Carrico
Chief Executive Officer